

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2012

Via E-mail
Mr. Ningfang Liang
Chief Financial Officer and Treasurer
China Gengsheng Minerals, Inc.
No. 88 Gengsheng Road
Dayugou Town, Gongyi, Henan
People's Republic of China, 451271

> **RE:** **China Gengsheng Minerals, Inc.**
> **Form 10-K for the Year ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for the Quarter ended June 30, 2012**
> **Filed August 14, 2012**
> **Response Letter Dated September 17, 2012**
> **File No. 1-34649**

Dear Mr. Liang:

We have reviewed your response letter dated September 17, 2012 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 1A - Risk Factors, page 11

1. As a public company, your auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of your auditor since your primary operations are in a jurisdiction where the PCAOB is prevented from inspecting your auditor's audit work related to those operations. As a result of this obstacle, investors in U.S. markets who rely on your auditor's audit reports are

deprived of the benefits of PCAOB inspections of auditors. Therefore, please state this fact under a separate risk factor heading. Explain that this lack of inspection prevents the PCAOB from regularly evaluating your auditor's audits and its quality control procedures.   Please show us supplementally what your revised disclosures will look like in future filings.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding this comment.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief